EXHIBIT 99.1

Northern Dynasty: Plaintiffs File Response Briefs Detailing Serious Issues in DOJ Brief

April 14, 2026 Vancouver – Northern Dynasty Minerals Ltd. (TSX: NDM; NYSE American: NAK) ("Northern Dynasty" or the "Company") and its 100%-owned, U.S.-based subsidiary Pebble Limited Partnership (“Pebble Partnership”) announce that on April 14, 2026, they filed a Brief in Alaska Federal Court responding to the Department of Justice (“DOJ”) brief filed on February 17, 2026 on behalf of the U.S. Environmental Protection Agency (“EPA”). The State of Alaska, Iliamna Natives Ltd. and Alaska Peninsula Corp. also filed response briefs. The arguments presented clearly demonstrate the flaws in the DOJ brief and the compelling reasons why the veto is illegal and should be withdrawn immediately.

Ron Thiessen, Northern Dynasty President and CEO commented:

“Our assertion has consistently been that this veto is illegal, and we have a high level of confidence that the court will agree with us. The conclusions upon which the government rested its veto determination are directly contradicted by the Final Environmental Impact Statement (“FEIS”) prepared pursuant to National Environmental Policy Act (“NEPA”) with the assistance of AECOM, an independent and very experienced consulting firm. Moreover, EPA did not even attempt to provide an explanation of why its conclusions contradict those reached in the FEIS.  The FEIS is the ‘gold standard’ for resolving complex scientific and factual issues where various parties hold different views. We are confident the court will conclude that EPA’s conclusions, which are contrary to the conclusions reached in the FEIS, are ‘arbitrary and capricious’ and require that the issuance of the veto be vacated.”

“In addition to making this arbitrary and capricious argument, the brief that we filed today powerfully argues that the economic analysis failed to comply with the law because it did not calculate the positive economic impacts of the project and exaggerated the negative impact costs.  The EPA’s choice to arbitrarily ignore the potential of the proposed mine to generate billions of dollars of economic activity based on capital investments and tax revenues alone[1], benefiting the region, Alaska and the U.S., is irresponsible. Further, the standard used by EPA to determine that the veto should be issued was much lower than what the statute requires, and EPA only concluded that certain negative impacts “may” occur rather than that they “will” occur as the statute also requires, among many other obvious failures to comply with the statute.”

“In direct contradiction to the progress this administration has made to advance its pro-energy, pro-mining, and pro-development agenda, the DOJ brief supports the establishment of a legal precedent that can and will be used by future Democratic administrations to unwind this progress. This issue is bigger than just Pebble. Projects across the whole of the U.S., not just Alaska – be it those with previously issued permits that have been operational for years or any of the other 60-75,000 Clean Water Act 404 permits applied for and issued each year in the U.S., representing hundreds of billions of dollars of economic activity – are all put at risk with such a precedent.”

The potential economic activity of the proposed mine is based on a preliminary economic assessment that is preliminary in nature, includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the preliminary economic assessment will be realized.

Stephen Hodgson, P.Eng., a qualified person who is not independent of Northern Dynasty, has reviewed and approved the scientific and technical information related to the technical report referenced in this news release on behalf of the Company.

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1See September 5, 2023 release and NI 43-101 Technical Report Update and Preliminary Economic Assessment, effective date August 2023 (“2023 PEA”) posted on NDM website https://northerndynastyminerals.com/economic-benefits/ and on its profile at www.sedarplus.ca and edgar.gov.

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About Northern Dynasty Minerals Ltd.

Northern Dynasty is a mineral exploration and development company based in Vancouver, Canada. Northern Dynasty's principal asset, owned through its wholly owned Alaska-based U.S. subsidiary, Pebble Limited Partnership, is a 100% interest in a contiguous block of 1,840 mineral claims in Southwest Alaska, including the Pebble deposit, located 200 miles from Anchorage and 125 miles from Bristol Bay. The Pebble Partnership is the proponent of the Pebble Project.

For further details on Northern Dynasty and the Pebble Project, please visit the Company's website at www.northerndynastyminerals.com or contact Investor services at (604) 684-6365 or within North America at 1-800-667-2114. Public filings, which include forward looking information cautionary language and risk factor disclosure regarding the Company and the Pebble Project can be found in Canada at www.sedarplus.ca and in the United States at www.sec.gov.

Ronald W. Thiessen

President & CEO

U.S. Media Contact:

Dan Gagnier, Gagnier Communications (646) 569-5897

Forward Looking Information and other Cautionary Factors

This document includes certain statements that may be deemed "forward-looking statements" under the United States Private Securities Litigation Reform Act of 1995 and under applicable provisions of Canadian provincial securities laws. These include statements regarding (i) the mine plan for the Pebble Project, the financial results of the 2023 PEA, including net present value and internal rates of return, and the ability of the Pebble Partnership to secure the financing to proceed with the development of the Pebble Project, including any stream financing and infrastructure outsourcing. All statements in this document, other than statements of historical facts are forward-looking statements. Additional forward looking statements made by the Company under its continuous disclosure obligations include statements regarding (i) the development plan for the Pebble Project (ii) the right-sizing and de-risking of the Pebble Project, (iii) the design and operating parameters for the Pebble Project development plan, including projected capital and operating costs, (iv) the social integration of the Pebble Project into the Bristol Bay region and benefits for Alaska, (v) the political and public support for the permitting process, (vi) the ability of the Pebble Project to ultimately secure all required federal and state permits, (vii) the ability of the Company and/or the State of Alaska to challenge the EPA’s Final Determination process under the Clean Water Act and ultimately the USACE’s Record of Decision (“USACE ROD”) through legal actions; (viii) exploration potential of the Pebble Project, (ix) future demand for copper, gold and other metals, (x) if permitting is ultimately secured, the ability to demonstrate the Pebble Project is ultimately commercially viable, and (xi) the potential addition of partners in the Pebble Project. Although NDM believes the expectations expressed in these forward-looking statements are based on reasonable assumptions, such statements should not be in any way be construed as guarantees that the Pebble Project will secure all required government permits or regarding the ability of NDM to develop the Pebble Project in light of the USACE ROD and its subsequent remand decision and the EPA’s Final Determination, establish the commercial feasibility of the Pebble Project, achieve the required financing or develop the Pebble Project. Such forward looking statements or information related to the 2023 PEA include but are not limited to statements or information with respect to the mined and processed material estimates; the internal rate of return; the annual production; the net present value; the life of mine; the capital costs, operating costs estimated for each of the Proposed Project and the expansion scenarios for the Pebble Project; and other costs and payments for the proposed infrastructure for the Pebble Project (including how, when, where and by whom such infrastructure will be constructed or developed); projected metallurgical recoveries; plans for further development, and securing the required permits and licenses for further studies to consider expansion of the operation; and market price of precious and base metals; or other statements that are not statement of fact.

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Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by NDM as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Assumptions used by NDM to develop forward-looking statements include the assumptions that (i) the Pebble Project will obtain all required environmental and other permits and all land use and other licenses without undue delay, (ii) any feasibility studies prepared for the development of the Pebble Project will be positive, (iii) NDM’s estimates of mineral resources will not change, and NDM will be successful in converting mineral resources to mineral reserves, (iv) NDM will be able to establish the commercial feasibility of the Pebble Project, and (v) NDM will be successful in its legal action against the EPA and the USACE and any action taken by the EPA in connection with the Final Determination will ultimately not be successful in restricting or prohibiting development of the Pebble Project.

 In addition, the likelihood of future mining at the Pebble Project is subject to a large number of risks and will require achievement of a number of technical, economic and legal objectives, including (i) the current development plan may not reflect the ultimate mine plan for the Pebble Project, (ii) obtaining necessary mining and construction permits, licenses and approvals without undue delay, including without delay due to third party opposition or changes in government policies, (iii) finalization of the mine plan for the Pebble Project, (iv) the completion of feasibility studies demonstrating that any Pebble Project mineral resources that can be economically mined, (v) completion of all necessary engineering for mining and processing facilities, (vi) the ability of NDM to secure a partner for the development of the Pebble Project, and (vi) receipt by NDM of significant additional financing to fund these objectives as well as funding mine construction. NDM is also subject to the specific risks inherent in the mining business as well as general economic and business conditions. Investors should also consider  the risk factors identified in the 2023 PEA  and the risk factors identified in the Company’s Annual Information Form for the year ended December 31, 2025, as filed on SEDAR+ (www.sedarplus.ca) and included in its annual report on Form 40-F filed on EDGAR (www.sec.gov), as well as the risk factors set out in the Company’s subsequent public continuous disclosure filings available on SEDAR+ and EDGAR. For more information on the Company, Investors should review the Company's filings with the United States Securities and Exchange Commission at www.sec.gov and its home jurisdiction filings that are available at www.sedarplus.ca.

The National Environment Policy Act Environmental Impact Statement process requires a comprehensive “alternatives assessment” be undertaken to consider a broad range of development alternatives, the final project design and operating parameters for the Pebble Project and associated infrastructure may vary significantly from that currently contemplated. As a result, the Company will continue to consider various development options and no final project design has been selected at this time.

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